Exhibit 99.2



Senior Housing Properties Trust
Third Quarter 2015
Supplemental Operating and Financial Data

The Stratford, Carmel, IN
Assisted Living Facility
Operator: Maxwell Group
Living Units: 213

All amounts in this report are unaudited.



TABLE OF CONTENTS

TABLE OF CONTENTS



WARNING CONCERNING
FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ACQUISITIONS AND SALES OF PROPERTIES,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- OUR ABILITY TO RETAIN OUR EXISTING TENANTS, ATTRACT NEW TENANTS AND MAINTAIN OR INCREASE CURRENT RENTAL RATES,
- THE CREDIT QUALITIES OF OUR TENANTS,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR ABILITY TO APPROPRIATELY BALANCE OUR DEBT AND EQUITY CAPITAL,
- OUR CREDIT RATINGS,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- OUR BELIEF THAT FIVE STAR QUALITY CARE, INC., OR FIVE STAR, OUR FORMER SUBSIDIARY, WHICH IS OUR LARGEST TENANT AND WHICH MANAGES CERTAIN OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT, HAS ADEQUATE FINANCIAL RESOURCES, LIQUIDITY AND ABILITY TO MEET ITS OBLIGATIONS TO US AND TO MANAGE OUR SENIOR LIVING COMMUNITIES SUCCESSFULLY, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, NET OPERATING INCOME, OR NOI, CASH BASIS NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS AND MANAGERS,
- THE IMPACT OF THE PATIENT PROTECTION AND AFFORDABLE CARE ACT, AS AMENDED BY THE HEALTHCARE AND EDUCATION RECONCILIATION ACT, OR COLLECTIVELY, THE ACA, AND OTHER EXISTING OR PROPOSED LEGISLATION OR REGULATIONS ON US, ON OUR TENANTS AND MANAGERS AND ON THEIR ABILITY TO PAY OUR RENTS AND RETURNS,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, FIVE STAR, THE RMR GROUP LLC (FORMERLY KNOWN AS REIT MANAGEMENT & RESEARCH LLC), OR RMR LLC, THE RMR GROUP INC. (FORMERLY KNOWN AS REIT MANAGEMENT & RESEARCH INC.), OR RMR INC., AFFILIATES INSURANCE COMPANY, OR AIC, D&R YONKERS LLC, SELECT INCOME REIT, OR SIR, AND THEIR RELATED PERSONS AND ENTITIES,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- COMPETITION WITHIN THE HEALTHCARE AND REAL ESTATE INDUSTRIES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.



FORWARD LOOKING STATEMENTS (continued)

FOR EXAMPLE:

- FIVE STAR IS OUR LARGEST TENANT AND MANAGES CERTAIN OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT AND FIVE STAR MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO:
  - MATERIAL WEAKNESSES IN ITS INTERNAL CONTROLS,
  - CHANGES IN MEDICARE AND MEDICAID PAYMENTS, INCLUDING THOSE THAT MAY RESULT FROM THE ACA AND OTHER EXISTING OR PROPOSED LEGISLATION OR REGULATIONS, WHICH COULD RESULT IN REDUCED RATES OR A FAILURE OF SUCH RATES TO COVER FIVE STAR'S COSTS,
  - CHANGES IN REGULATIONS AFFECTING FIVE STAR'S OPERATIONS,
  - CHANGES IN THE ECONOMY GENERALLY OR GOVERNMENTAL POLICIES WHICH REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS,
  - INCREASES IN INSURANCE AND TORT LIABILITY AND OTHER COSTS,
  - INEFFECTIVE INTEGRATION OF NEW ACQUISITIONS AND LEASED AND MANAGED COMMUNITIES, AND
  - INSUFFICIENT ACCESS TO CAPITAL AND FINANCING,
- IF FIVE STAR'S OPERATIONS BECOME UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS AND WE MAY NOT RECEIVE OUR EXPECTED RETURN ON OUR INVESTED CAPITAL OR ADDITIONAL AMOUNTS FROM OUR SENIOR LIVING COMMUNITIES THAT ARE MANAGED BY FIVE STAR,
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS TO OUR SHAREHOLDERS AND TO MAKE PAYMENTS OF PRINCIPAL AND INTEREST ON OUR INDEBTEDNESS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS, THE CAPITAL COSTS WE INCUR TO LEASE AND OPERATE OUR PROPERTIES AND WORKING CAPITAL REQUIREMENTS. WE MAY BE UNABLE TO PAY OUR DEBT OBLIGATIONS OR TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON SHARES AND FUTURE DISTRIBUTIONS MAY BE REDUCED OR ELIMINATED,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND ARRANGE FOR THEIR PROFITABLE OPERATION OR LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,
- OUR TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE, AND
- CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING SALES OR ACQUISITIONS AND ANY RELATED MANAGEMENT AGREEMENTS MAY NOT OCCUR, MAY BE DELAYED, OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS THAT WE MAY BE UNABLE TO SATISFY,
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY OR OTHER FLOATING RATE CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH SUCH FACILITIES,
- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOANS MAY BE INCREASED TO UP TO $2.6 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES; HOWEVER, INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOANS IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- WE HAVE THE OPTION TO EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY UPON PAYMENT OF A FEE AND MEETING CERTAIN OTHER CONDITIONS. HOWEVER, THE APPLICABLE CONDITIONS MAY NOT BE MET,
- THE MARGINS USED TO DETERMINE THE INTEREST RATE PAYABLE ON OUR REVOLVING CREDIT FACILITY AND TERM LOANS AND THE FACILITY FEE PAYABLE ON OUR REVOLVING FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST AND FEES WE PAY TO CHANGE,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- WE BELIEVE THAT OUR RELATIONSHIPS WITH OUR RELATED PARTIES, INCLUDING FIVE STAR, RMR LLC, RMR INC., AIC, D&R YONKERS LLC, SIR AND OTHERS AFFILIATED WITH THEM MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGED MEDICARE AND MEDICAID RATES, NEW LEGISLATION OR REGULATIONS AFFECTING OUR BUSINESS OR THE BUSINESSES OF OUR TENANTS OR MANAGERS, CHANGES IN OUR TENANTS' OR MANAGERS' REVENUES OR COSTS, CHANGES IN OUR TENANTS' OR MANAGERS' FINANCIAL CONDITIONS, ACTS OF TERRORISM, NATURAL DISASTERS OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION

28515 Westinghouse Place, Valencia, CA
Medical Office Building
Primary Tenant: Advanced Bionics
Square Feet: 146,385





COMPANY PROFILE

The Company:

Senior Housing Properties Trust, or SNH, we, our or us, is a real estate investment trust, or REIT, which owns independent and assisted living communities, continuing care retirement communities, nursing homes, wellness centers, and properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants, or MOBs, located throughout the U.S. We are included in a number of stock indices, including the S&P 400 MidCap Index, Russell 1000® Index, the MSCI US REIT Index, FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

SNH is managed by The RMR Group. The RMR Group was founded in 1986 to invest in real estate and manage real estate related businesses. The RMR Group's business primarily consists of providing management services to four publicly traded real estate investment trusts, or REITs, and three real estate operating companies. Since its founding, The RMR Group has substantially grown the amount of real estate assets under management and the number of real estate and operating businesses it manages. As of September 30, 2015, The RMR Group had $22.1 billion of real estate assets under management, including more than 1,300 properties. In addition to managing SNH, The RMR Group also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Government Properties Income Trust, a publicly traded REIT that primarily owns buildings majority leased to government tenants throughout the U.S. and Select Income REIT, a publicly traded REIT that is focused on owning and investing in net leased, single tenant properties. The RMR Group also provides management services to Five Star Quality Care, Inc., or Five Star, a publicly traded senior living and healthcare services company which is our largest tenant and which manages certain of our senior living communities, and TravelCenters of America LLC, a publicly traded operator of travel centers and convenience stores, which is a tenant of HPT. The RMR Group also provides management services to its affiliate, Sonesta International Hotels Corporation, which is one of HPT's hotel managers; another affiliate of The RMR Group, RMR Advisors LLC (formerly known as RMR Advisors, Inc.), is the investment manager of a publicly traded mutual fund which principally invests in securities of unaffiliated real estate companies. We believe that being managed by The RMR Group is a competitive advantage for SNH because of The RMR Group's depth of management and experience in the real estate industry. We also believe The RMR Group provides management services to SNH at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- SNH
5.625% Senior Notes due 2042 -- SNHN

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-



	Number of Properties	Number of Units/Beds or Square Feet		Carrying Value of Investment [1]	% of Total Investment	Q3 2015 NOI [2]	% of Q3 2015 Total NOI
Independent living [3]	68	16,467		$ 2,222,366	29.9%	$ 46,003	29.0%
Assisted living [3]	187	13,807		1,840,130	24.7%	37,940	24.0%
Nursing homes [3]	42	4,563		190,681	2.6%	4,687	3.0%
Subtotal senior living communities	297	34,837		4,253,177	57.2%	88,630	56.0%
Medical office buildings (MOBs) [4]	121	11,315,485	sq. ft.	3,010,971	40.4%	65,124	41.1%
Wellness centers	10	812,000	sq. ft.	180,017	2.4%	4,569	2.9%
Total	428			$ 7,444,165	100.0%	$ 158,323	100.0%

Operating Statistics by Tenant / Managed Properties (as of September 30, 2015) ($ in 000):

				Tenant / Managed Properties Operating Statistics [5]	
	Number of Properties	Number of Units/Beds or Square Feet	Q3 2015 NOI [2]	Rent Coverage	Occupancy
Five Star	178	19,808	$ 47,807	1.21x	84.5%
Sunrise Senior Living, Inc. / Marriott [6]	4	1,619	3,133	1.98x	92.2%
Brookdale Senior Living, Inc.	18	894	1,810	2.71x	92.5%
13 private senior living companies (combined)	32	3,910	11,451	1.67x	85.7%
Subtotal triple net leased senior living communities	232	26,231	64,201	1.35x	85.4%
Managed senior living communities [7]	65	8,606	24,429	NA	88.2%
Subtotal senior living communities	297	34,837	88,630	1.35x	86.1%
MOBs [4]	121	11,315,485 sq. ft.	65,124	NA	96.0%
Wellness centers	10	812,000 sq. ft.	4,569	1.94x	100.0%
Total	428		$ 158,323	1.39x	

(1) Amounts are before depreciation, but after impairment write downs, if any. Amounts include carrying values for senior living properties classified as held for sale as of September 30, 2015 of $5,077, which are included in Other Assets on the Condensed Consolidated Balance Sheets.

(2) See Exhibit A-1 for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP. Excludes NOI of $25 related to properties sold during the quarter ended September 30, 2015.

(3) Properties are categorized by the type of living units/beds which constitute the largest number of the total living units/beds at the property.

(4) These 121 MOB properties are comprised of 145 buildings.

(5) Operating data for multi-tenant MOBs are presented as of September 30, 2015; operating data for other tenants and managers are presented based upon the operating results provided by our tenants and managers for the 12 months ended June 30, 2015, or the most recent prior period for which tenant and manager operating results are available to us. Rent coverage is calculated as operating cash flow from our tenants' operations of our properties, before subordinated charges, divided by rents payable to us. We have not independently verified our tenants' operating data. The table excludes historical data for periods prior to our ownership of certain properties, as well as data for properties sold during the periods presented.

(6) Marriott International, Inc., or Marriott, guarantees the lessee's obligations under these leases.

(7) These 65 senior living communities are managed by Five Star and one other private operator and include properties leased to our taxable REIT subsidiaries, or TRSs. The occupancy for the twelve month period ended or, if shorter, from the dates of acquisitions through, September 30, 2015, was 88.0%.

COMPANY PROFILE (continued)







COMPANY PROFILE (continued)

Property Mix
(based on Q3 2015 NOI)(1)

3%
29%
41%
24%
3%
Independent living
Assisted living
Nursing homes
MOBs
Wellness centers

Geographic Diversification
(based on 9/30/15 Carrying Value of Investment)(2)

IN 3%
NY 3%
VA 3%
MD 4%
WI 4%
33 Other States + D.C.
37%
GA 5%
TX 7%
FL 9%
CA 10%
MA 15%

(1) See Exhibit A-1 for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with GAAP.
(2) Carrying value of investment is before depreciation, but after impairment write downs, if any. Includes carrying value for senior living properties classified as held for sale as of September 30, 2015 of $5.1 million, which are included in Other Assets on the Condensed Consolidated Balance Sheets.



INVESTOR INFORMATION

Board of Trustees

John L. Harrington	Lisa Harris Jones	Jeffrey P. Somers
Independent Trustee	Independent Trustee	Lead Independent Trustee

Adam D. Portnoy	Barry M. Portnoy
Managing Trustee	Managing Trustee

Senior Management

David J. Hegarty	Richard A. Doyle
President & Chief Operating Officer	Treasurer & Chief Financial Officer

Contact Information

Investor Relations
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349
(email) info@snhreit.com
(website) www.snhreit.com

Inquiries
Financial inquiries should be directed to Richard A. Doyle,
Treasurer & Chief Financial Officer, at (617) 219-1405,
or rdoyle@snhreit.com.

Investor and media inquiries should be directed to
Olivia Snyder, Investor Relations Analyst, at
(617) 796-8234, or osnyder@snhreit.com.



RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
Juan Sanabria
(646) 855-1589
juan.sanabria@baml.com

Raymond James
Jonathan Hughes
(727) 567-2438
jonathan.hughes@raymondjames.com

FBR & Co.
Daniel Altscher
(703) 312-1651
daltscher@fbr.com

RBC Capital Markets
Michael Carroll
(440) 715-2649
michael.carroll@rbccm.com

Jefferies & Company
Omotayo Okusanya
(212) 336-7076
tokusanya@jefferies.com

Stifel Nicolaus
Daniel Bernstein
(443) 224-1351
bernsted@stifel.com

JMP Securities
Peter Martin
(415) 835-8904
pmartin@jmpsecurities.com

UBS
Ross Nussbaum
(212) 713-2484
ross.nussbaum@ubs.com

Morgan Stanley
Vikram Malhotra
(212) 761-7064
vikram.malhotra@morganstanley.com

Wells Fargo Securities
Todd Stender
(212) 214-8067
todd.stender@wellsfargo.com

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098
lori.marks@moodys.com

Standard & Poor's
Michael Souers
(212) 438-2508
michael.souers@standardandpoors.com

SNH is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SNH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SNH or its management. SNH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION

Bozeman Lodge, Bozeman, MT
Assisted Living Facility
Operator: Radiant Senior Living
Living Units: 131





KEY FINANCIAL DATA

(share amounts and dollars appearing in the table below are in thousands, except per share data)

	As of and For the Three Months Ended				
	9/30/2015	6/30/2015	3/31/2015	12/31/2014	9/30/2014
Shares Outstanding:					
Common shares outstanding (at end of period)	237,472	237,399	234,996	203,910	203,873
Weighted average common shares outstanding during period - basic	237,263	235,549	221,375	203,742	203,647
Weighted average common shares outstanding during period - diluted [1]	237,293	235,592	221,397	203,754	203,675
Common Share Data:					
Price at end of period	$ 16.20	$ 17.55	$ 22.19	$ 22.11	$ 20.92
High during period	$ 18.25	$ 22.41	$ 23.83	$ 23.08	$ 24.50
Low during period	$ 14.98	$ 17.52	$ 21.19	$ 20.72	$ 20.87
Annualized dividends paid per share [2]	$ 1.56	$ 1.56	$ 1.56	$ 1.56	$ 1.56
Annualized dividend yield (at end of period) [2]	9.6%	8.9%	7.0%	7.1%	7.5%
Annualized Normalized FFO multiple (at end of period) [3]	8.6x	9.8x	12.3x	12.3x	11.9x
Annualized net operating income (NOI) [4] / total market capitalization	8.6%	8.1%	7.2%	8.0%	7.6%
Market Capitalization:					
Total debt (book value)	$ 3,501,565	$ 3,439,552	$ 2,719,114	$ 2,800,704	$ 2,762,283
Plus: market value of common shares (at end of period)	3,847,046	4,166,352	5,214,561	4,508,450	4,265,023
Total market capitalization	$ 7,348,611	$ 7,605,904	$ 7,933,675	$ 7,309,154	$ 7,027,306
Total debt / total market capitalization	47.6%	45.2%	34.3%	38.3%	39.3%
Book Capitalization:					
Total debt	$ 3,501,565	$ 3,439,552	$ 2,719,114	$ 2,800,704	$ 2,762,283
Plus: total shareholders' equity	3,505,540	3,566,221	3,574,793	2,952,407	2,984,215
Total book capitalization	$ 7,007,105	$ 7,005,773	$ 6,293,907	$ 5,753,111	$ 5,746,498
Total debt / total book capitalization	50.0%	49.1%	43.2%	48.7%	48.1%

(1) Represents weighted average common shares outstanding adjusted to include unvested common shares issued under our equity compensation plan and contingently issuable common shares under our business management agreement with RMR LLC, if any, if the effect is dilutive.

(2) The amounts stated are based on the amounts paid during the periods.

(3) See Exhibit C for the calculation of Normalized FFO and a reconciliation of net income determined in accordance with GAAP to Normalized FFO. Adjustments were made to prior period amounts to conform to the current period Normalized FFO calculation.

(4) See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.

KEY FINANCIAL DATA (Continued)



(share amounts and dollars appearing in the table below are in thousands, except per share data)

	As of and For the Three Months Ended									
	9/30/2015		6/30/2015		3/31/2015		12/31/2014		9/30/2014	
Selected Balance Sheet Data:										
Total assets	$	7,352,996	$	7,348,026	$	6,537,095	$	5,968,269	$	5,989,122
Total liabilities	$	3,847,456	$	3,781,805	$	2,962,302	$	3,015,862	$	3,004,907
Gross book value of real estate assets [1]	$	7,439,088	$	7,392,221	$	6,717,946	$	6,238,611	$	6,184,068
Total debt / gross book value of real estate assets [1]		47.1%		46.5%		40.5%		44.9%		44.7%
Selected Income Statement Data:										
Total revenues [2]	$	255,275	$	247,402	$	228,577	$	229,809	$	216,873
NOI [3]	$	158,348	$	153,810	$	142,783	$	145,541	$	134,167
NOI margin [4]		62.0%		62.2%		62.5%		63.3%		61.9%
Adjusted EBITDA [5]	$	150,804	$	145,911	$	135,905	$	128,548	$	127,375
Net income	$	38,249	$	36,387	$	39,789	$	45,288	$	37,112
Normalized FFO [6]	$	111,430	$	106,756	$	98,563	$	91,264	$	89,585
Common distributions paid [7]	$	92,585	$	91,655	$	79,530	$	79,515	$	79,469
Per Share Data:										
Net income (basic and diluted)	$	0.16	$	0.15	$	0.18	$	0.22	$	0.18
Normalized FFO (basic and diluted) [6]	$	0.47	$	0.45	$	0.45	$	0.45	$	0.44
Common distributions paid [7]	$	0.39	$	0.39	$	0.39	$	0.39	$	0.39
Normalized FFO payout ratio (basic and diluted) [6] [7]		83.0%		86.7%		86.7%		86.7%		88.6%
Coverage Ratios:										
Adjusted EBITDA [5] / interest expense		3.9x		3.8x		3.8x		3.6x		3.5x
Total debt / annualized Adjusted EBITDA [5]		5.8x		5.9x		5.0x		5.4x		5.4x

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any. Excludes properties classified as held for sale.

(2) In the fourth quarter of 2014, we recognized $10.2 million of percentage rent for the year ended December 31, 2014.

(3) See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.

(4) NOI margin is defined as NOI as a percentage of total revenues. See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.

(5) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to EBITDA and Adjusted EBITDA.

(6) See Exhibit C for the calculation of Normalized FFO and a reconciliation of net income determined in accordance with GAAP to Normalized FFO.

(7) The amounts stated are based on the dividend amounts paid during the given periods.



CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share and per share data)

	As of September 30, 2015	As of December 31, 2014
ASSETS		
Real estate properties:		
Land	$ 787,543	$ 683,979
Buildings, improvements and equipment	6,651,545	5,554,632
	7,439,088	6,238,611
Less accumulated depreciation	(1,101,434)	(983,850)
	6,337,654	5,254,761
Cash and cash equivalents	61,408	27,594
Restricted cash	8,179	10,544
Deferred financing fees, net	29,486	30,549
Acquired real estate leases and other intangible assets, net	628,706	472,788
Other assets	287,563	172,033
Total assets	$ 7,352,996	$ 5,968,269
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 467,757	$ 80,000
Unsecured term loans	550,000	350,000
Senior unsecured notes, net of discount	1,744,694	1,743,628
Secured debt and capital leases	739,114	627,076
Accrued interest	33,662	20,046
Assumed real estate lease obligations, net	118,099	122,826
Other liabilities	194,130	72,286
Total liabilities	3,847,456	3,015,862
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value:		
300,000,000 shares authorized, 237,471,559 and 203,910,305 shares issued		
and outstanding at September 30, 2015 and December 31, 2014, respectively	2,375	2,039
Additional paid in capital	4,531,703	3,825,063
Cumulative net income	1,468,047	1,353,622
Cumulative other comprehensive income	(1,169)	3,329
Cumulative distributions	(2,495,416)	(2,231,646)
Total shareholders' equity	3,505,540	2,952,407
Total liabilities and shareholders' equity	$ 7,352,996	$ 5,968,269



CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(amounts in thousands, except per share data)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2015	9/30/2014	9/30/2015	9/30/2014
Revenues:				
Rental income [1]	$ 158,863	$ 137,614	$ 460,193	$ 377,339
Residents fees and services [2]	96,412	79,259	271,061	237,740
Total revenues	255,275	216,873	731,254	615,079
Expenses:				
Property operating expenses	96,927	82,706	276,313	240,297
Depreciation	70,016	50,074	186,234	135,132
General and administrative	10,316	10,384	32,563	28,250
Acquisition related costs	742	15	6,517	2,649
Impairment of assets	(98)	-	(98)	-
Total expenses	177,903	143,179	501,529	406,328
Operating income	77,372	73,694	229,725	208,751
Interest and other income	57	78	274	336
Interest expense	(38,989)	(36,201)	(112,838)	(99,213)
Loss on early extinguishment of debt	(21)	-	(1,469)	-
Income from continuing operations before income tax expense and equity in (losses) earnings of an investee	38,419	37,571	115,692	109,874
Income tax expense	(146)	(156)	(385)	(502)
Equity in (losses) earnings of an investee	(24)	38	70	59
Income from continuing operations	38,249	37,453	115,377	109,431
Discontinued operations:				
(Loss) income from discontinued operations	-	(557)	(350)	1,484
Impairment of assets from discontinued operations	-	216	(602)	(117)
Income before gain on sale of propertes	38,249	37,112	114,425	110,798
Gain on sale of properties	-	-	-	2,552
Net income	$ 38,249	$ 37,112	$ 114,425	$ 113,350
Weighted average common shares outstanding (basic)	237,263	203,647	231,454	197,225
Weighted average common shares outstanding (diluted)	237,293	203,675	231,486	197,256
Basic and diluted income from continuing operations per common share	$ 0.16	$ 0.18	$ 0.50	$ 0.56
Basic and diluted (loss) income from discontinued operations per common share	$ -	$ -	$ (0.01)	$ 0.01
Basic and diluted net income per common share	$ 0.16	$ 0.18	$ 0.49	$ 0.57
Additional Data:				
General and administrative expenses / total revenues	4.0%	4.8%	4.5%	4.6%
General and administrative expenses / total assets (at end of period)	0.1%	0.2%	0.4%	0.5%
Percentage rent, estimated [3]	$ 2,500	$ 2,600	$ 7,600	$ 7,600
Non-cash stock based compensation, estimated	$ 239	$ 1,433	$ 2,648	$ 3,685
Lease termination fees included in rental income	$ 244	$ -	$ 512	$ -
Capitalized interest expense	$ -	$ -	$ -	$ -
Continuing Operations:				
Straight-line rent included in rental income [1]	$ 5,040	$ 2,876	$ 13,739	$ 6,806
Lease value amortization included in rental income [1]	$ 1,084	$ 1,264	$ 3,461	$ 1,111
Amortization of deferred financing fees and debt discounts	$ 1,345	$ 1,697	$ 4,541	$ 4,709
Discontinued Operations:				
Straight-line rent included in rental income [1]	$ -	$ -	$ -	$ 8
Lease value amortization included in rental income [1]	$ -	$ -	$ -	$ -
Amortization of deferred financing fees and debt discounts	$ -	$ -	$ -	$ -

(1) We report rental income on a straight line basis over the terms of the respective leases. Rental income includes non-cash amortization of intangible lease assets and liabilities. See also footnote (3) below.

(2) Sixty-five (65) senior living communities are managed by Five Star and one other private operator and include properties leased to our TRSs. We recognize residents fees and services as services are provided.

(3) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these estimated amounts in our calculation of Normalized FFO for each of the first three quarters of the year, and the fourth quarter Normalized FFO calculation excludes the amounts that had been included during the first three quarters.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)



	For the Nine Months Ended	
	9/30/2015	9/30/2014
Cash flows from operating activities:		
Net income	$ 114,425	$ 113,350
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	186,234	135,132
Net amortization of debt discounts, premiums and deferred financing fees	4,541	4,709
Straight line rental income	(13,739)	(6,814)
Amortization of acquired real estate leases and other intangible assets	(3,461)	(1,110)
Loss on early extinguishment of debt	1,469	-
Impairment of assets	504	117
Other non-cash adjustments	(1,714)	-
Gain on sale of properties	-	(2,552)
Gain on sale of investments	(71)	-
Equity in earnings of an investee	(70)	(59)
Change in assets and liabilities:		
Restricted cash	2,365	1,528
Other assets	(9,561)	331
Accrued interest	13,616	16,716
Other liabilities	26,303	20,175
Cash provided by operating activities	320,841	281,523
Cash flows used for investing activities:		
Real estate acquisitions and deposits	(1,132,760)	(1,146,840)
Real estate improvements	(55,983)	(53,197)
Investment in Affiliates Insurance Company	-	(825)
Investment in The RMR Group Inc.	(16,588)	-
Proceeds from sale of properties	2,755	18,575
Proceeds from sale of investments	6,571	-
Cash used for investing activities	(1,196,005)	(1,182,287)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	659,496	322,962
Proceeds from issuance of unsecured senior notes, net of discount	-	648,914
Proceeds from unsecured term loans	200,000	350,000
Proceeds from borrowings on revolving credit facility	1,308,000	90,000
Repayments of borrowings on revolving credit facility	(920,243)	(190,000)
Repayment of other debt	(70,087)	(45,304)
Loss on early extinguishment of debt settled in cash	(1,448)	-
Payment of deferred financing fees	(2,758)	(8,039)
Repurchase of common shares	(212)	-
Distributions to shareholders	(263,770)	(226,252)
Cash provided by financing activities	908,978	942,281
Increase in cash and cash equivalents:	33,814	41,517
Cash and cash equivalents at beginning of period	27,594	39,233
Cash and cash equivalents at end of period	$ 61,408	$ 80,750
Supplemental cash flow information:		
Interest paid	$ 94,681	$ 77,788
Income taxes paid	477	152
Non-cash investing activities:		
Investment acquired by issuance of common shares	(44,461)	-
Acquisitions funded by assumed debt	(181,432)	(15,630)
Non-cash financing activities:		
Assumption of mortgage notes payable	181,432	15,630
Issuance of common shares	47,691	3,997

DEBT SUMMARY

(dollars appearing in the table below are in thousands)
As of September 30, 2015



	Coupon Rate	Interest Rate [1]	Principal Balance [2]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Unsecured revolving credit facility (LIBOR + 130 b.p.) [3]	1.457%	1.457%	$ 467,757	1/15/2018	$ 467,757	2.3
Unsecured term loan (LIBOR + 140 b.p.) [4]	1.597%	1.597%	350,000	1/15/2020	350,000	4.3
Unsecured term loan (LIBOR + 180 b.p.) [5]	1.994%	1.994%	200,000	9/28/2022	200,000	7.0
Weighted average rate / total unsecured floating rate debt	1.611%	1.611%	$ 1,017,757		$ 1,017,757	3.9
Unsecured Fixed Rate Debt:						
Senior notes due 2016 [6]	4.300%	4.300%	$ 250,000	1/15/2016	$ 250,000	0.3
Senior notes due 2019	3.250%	3.250%	400,000	5/1/2019	400,000	3.6
Senior notes due 2020	6.750%	6.750%	200,000	4/15/2020	200,000	4.5
Senior notes due 2021	6.750%	6.750%	300,000	12/15/2021	300,000	6.2
Senior notes due 2024	4.750%	4.750%	250,000	5/1/2024	250,000	8.6
Senior notes due 2042	5.625%	5.625%	350,000	8/1/2042	350,000	26.9
Weighted average rate / total unsecured fixed rate debt	5.089%	5.089%	$ 1,750,000		$ 1,750,000	9.0
Weighted average rate / total unsecured debt	3.810%	3.810%	$ 2,767,757		$ 2,767,757	7.2
Secured Debt:						
Secured Fixed Rate Debt:						
Mortgages - secured by 1 property [7]	5.640%	5.640%	52,000	1/1/2016	52,000	0.3
Mortgage - secured by 1 property	5.970%	5.970%	6,148	4/11/2016	6,082	0.5
Mortgage - secured by 1 property	4.650%	3.280%	18,000	7/1/2016	18,000	0.8
Mortgages - secured by 2 properties	5.924%	5.924%	82,840	11/1/2016	79,415	1.1
Mortgage - secured by 1 property	6.250%	6.250%	12,040	11/11/2016	11,820	1.1
Mortgage - secured by 1 property	5.860%	3.070%	5,550	3/11/2017	5,401	1.4
Mortgages - secured by 8 properties [8]	6.540%	6.540%	43,840	5/1/2017	42,334	1.6
Mortgage - secured by 1 property	6.150%	4.180%	10,912	8/1/2017	10,578	1.8
Mortgage - secured by 1 property	6.730%	4.730%	9,012	4/1/2018	8,328	2.5
Mortgages - secured by 1 property [9]	6.310%	4.450%	13,026	10/1/2018	12,352	3.0
Mortgages - secured by 1 property [10]	6.240%	4.550%	12,280	10/1/2018	11,697	3.0
Mortgage - secured by 10 properties	4.470%	4.350%	72,575	10/5/2018	66,196	3.0
Mortgage - secured by 1 property	4.690%	4.280%	6,724	1/1/2019	6,271	3.3
Mortgage - secured by 4 properties	3.790%	4.270%	45,541	7/1/2019	42,184	3.8
Mortgage - secured by 17 properties	6.710%	6.710%	285,272	9/1/2019	266,704	3.9
Mortgage - secured by 1 property [11]	7.310%	7.310%	2,497	1/1/2022	41	6.3
Mortgage - secured by 1 property [11]	7.850%	7.850%	1,235	1/1/2022	21	6.3
Mortgage - secured by 1 property	6.280%	5.170%	14,951	7/1/2022	10,744	6.8
Mortgage - secured by 1 property	4.850%	3.790%	11,834	10/1/2022	10,479	7.0
Capital leases - 2 properties	7.700%	7.700%	12,313	4/30/2026	-	10.6
Mortgage - secured by 1 property	6.250%	6.250%	3,272	2/1/2033	26	17.4
Mortgage - secured by 1 property	5.950%	5.950%	9,088	9/1/2038	1,211	22.9
Mortgage - secured by 1 property	4.375%	4.375%	4,533	9/1/2043	23	27.9
Weighted average rate / total secured fixed rate debt	5.978%	5.783%	$ 735,483		$ 661,907	3.5
Summary Debt:						
Weighted average rate / total unsecured floating rate debt	1.611%	1.611%	$ 1,017,757		$ 1,017,757	3.9
Weighted average rate / total unsecured fixed rate debt	5.089%	5.089%	1,750,000		1,750,000	9.0
Weighted average rate / total secured fixed rate debt	5.978%	5.783%	735,483		661,907	3.5
Weighted average rate / total debt	4.265%	4.224%	$ 3,503,240		$ 3,429,664	6.4

(1) Includes the effect of mark to market accounting for certain assumed mortgages, and premiums and discounts on certain mortgages and unsecured notes. Excludes effects of offering and transaction costs.

(2) The principal balances are the amounts actually payable pursuant to contracts. In accordance with GAAP, our carrying values and recorded interest expense may be different because of market conditions at the time we assumed certain of these debts.

(3) Represents amount outstanding under our $1.0 billion revolving credit facility at September 30, 2015. In September 2015, we received an increase in commitments under the credit facility to $1.0 billion from the previous amount of $750.0 million. At our option and upon the payment of a fee and subject to our meeting certain other terms and conditions, the maturity date of the revolving credit facility may be extended by one year to January 15, 2019.

(4) Represents amount outstanding under our $350.0 million term loan at September 30, 2015. This term loan is prepayable without penalty at any time.

(5) Represents amount outstanding under our $200.0 million term loan at September 30, 2015. This term loan is prepayable without penalty beginning September 29, 2017.

(6) We expect to prepay these senior notes in full in November 2015.

(7) In October 2015, we prepaid this mortgage debt.

(8) Includes eight first mortgages at a weighted average coupon rate of 6.54% and seven second mortgages with a weighted average coupon rate of 6.50%. The weighted average coupon rate on these mortgages is 6.54%.

(9) Includes one first mortgage with a coupon rate of 6.75% and one second mortgage with a coupon rate of 4.82%. The weighted average coupon rate on these mortgages is 6.31%.

(10) Includes one first mortgage with a coupon rate of 6.90% and one second mortgage with a coupon rate of 4.82%. The weighted average coupon rate on these mortgages is 6.27%.

(11) These two mortgages are secured by the same property.



DEBT MATURITY SCHEDULE

(dollars appearing in the table below are in thousands)

As of September 30, 2015

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Secured Fixed Rate Debt [1]	Total [2]
2015	$ -	$ -	$ 3,578	$ 3,578
2016	-	250,000 [3]	182,380 [4]	432,380
2017	-		69,837	69,837
2018	467,757 [5]	-	109,768	577,525
2019	-	400,000	320,919	720,919
2020	350,000 [6]	200,000	3,080	553,080
2021	-	300,000	3,327	303,327
2022	200,000 [6]		23,467	223,467
2023	-	-	1,968	1,968
Thereafter	-	600,000	17,159	617,159
	$ 1,017,757	$ 1,750,000	$ 735,483	$ 3,503,240
Percent of total debt	29.0%	50.0%	21.0%	100.0%

(1) Includes $12.3 million of capital lease obligations due in April 2026.

(2) Our total debt as of September 30, 2015, including unamortized premiums and discounts, was $3,501,565.

(3) We expect to prepay these senior notes in full in November 2015.

(4) In October 2015, we prepaid $52.0 million of secured fixed rate debt with a maturity date in January 2016.

(5) Represents amounts outstanding under our $1.0 billion revolving credit facility at September 30, 2015. In September 2015, we received an increase in commitments under the credit facility to $1.0 billion from the previous amount of $750.0 million. At our option and the payment of a fee and subject to our meeting certain other terms and conditions, the maturity date of the revolving credit facility may be extended by one year to January 15, 2019.

(6) Represents the outstanding balances of each of our two unsecured term loans at September 30, 2015. Our $350.0 million term loan is prepayable without penalty at any time. Our $200.0 million term loan is prepayble without penalty beginning September 29, 2017.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	9/30/2015	6/30/2015	3/31/2015	12/31/2014	9/30/2014
Leverage Ratios:					
Total debt / total market capitalization	47.6%	45.2%	34.3%	38.3%	39.3%
Total debt / total book capitalization	50.0%	49.1%	43.2%	48.7%	48.1%
Total debt / total assets	47.6%	46.8%	41.6%	46.9%	46.1%
Total debt / gross book value of real estate assets [1]	47.1%	46.5%	40.5%	44.9%	44.7%
Secured debt / total assets	10.1%	9.9%	9.6%	10.5%	11.2%
Variable rate debt / total debt	29.1%	28.1%	12.9%	15.4%	12.7%
Coverage Ratios:					
Adjusted EBITDA [2] / interest expense	3.9x	3.8x	3.8x	3.6x	3.5x
Total debt / annualized Adjusted EBITDA [2]	5.8x	5.9x	5.0x	5.4x	5.4x
Public Debt Covenants [3]:					
Total debt / adjusted total assets - allowable maximum 60.0%	39.5%	38.9%	34.1%	38.3%	37.9%
Secured debt / adjusted total assets - allowable maximum 40.0%	8.3%	8.3%	7.8%	8.6%	9.2%
Consolidated income available for debt service / debt service - required minimum 1.50x	4.01x	4.00x	3.96x	3.75x	3.69x
Total unencumbered assets to unsecured debt - required minimum 1.50x	2.52x	2.57x	3.04x	2.65x	2.69x

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.
(2) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income in accordance with GAAP to EBITDA and Adjusted EBITDA.
(3) Adjusted total assets and unencumbered assets include original cost of real estate assets before depreciation, but after impairment write downs, and exclude accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations, excluding interest expense, depreciation and amortization, taxes, gains and losses on sales of property and amortization of deferred charges.



SUMMARY OF CAPITAL EXPENDITURES

(dollars and sq. ft. in thousands, except per sq. ft. and unit data)

	For the Three Months Ended				
	9/30/2015	6/30/2015	3/31/2015	12/31/2014	9/30/2014
MOB tenant improvements [1] [2]	$ 2,568	$ 2,457	$ 1,348	$ 1,620	$ 2,294
MOB leasing costs [1] [3]	1,046	2,413	1,069	2,731	907
MOB building improvements [1] [4]	2,263	1,332	487	830	1,813
Managed senior living communities capital improvements	3,054	2,770	2,162	1,909	2,509
Recurring capital expenditures	8,931	8,972	5,066	7,090	7,523
Development, redevelopment and other activities [5]	5,278	4,342	5,526	4,312	4,206
Total capital expenditures	$ 14,209	$ 13,314	$ 10,592	$ 11,402	$ 11,729
MOB avg. sq. ft. during period	11,315	11,314	10,227	9,142	9,143
Managed senior living communities avg. units during period	8,585	7,927	7,284	7,165	7,051
MOB building improvements per avg. sq. ft. during period	$ 0.20	$ 0.12	$ 0.05	$ 0.09	$ 0.20
Managed senior living communities capital improvements per avg. unit during period	$ 356	$ 349	$ 297	$ 266	$ 356

(1) Excludes expenditures at properties classified in discontinued operations.
(2) MOB tenant improvements generally include capital expenditures to improve tenants' space or amounts paid directly to tenants to improve their space.
(3) MOB leasing costs generally include leasing related costs, such as brokerage commissions and tenant inducements.
(4) MOB building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.
(5) Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short period after acquiring the property and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.



PROPERTY ACQUISITIONS / DISPOSITIONS INFORMATION SINCE JANUARY 1, 2015

(dollars and sq. ft. appearing in the table below are in thousands, except unit and per sq. ft. amounts)

Senior Living Acquisitions: [1]

Date Acquired	Location	Type of Property	Number of Properties	Number of Buildings	Units	Purchase Price [2]	Purchase Price Per Unit	Initial Lease / Cap Rate [3]	Tenant
5/1/2015 & 9/28/2015	16 States	Assisted Living / Independent Living	38	38	3,439	$ 790,000	$ 230	7.0%	Various
5/27/2015	Cumming, GA	Independent Living	- [4]	- [4]	40	9,750	244	N/A [5]	Our TRS
9/3/2015	Cumming, GA	Assisted Living	1	1	84	18,250	217	8.6%	Pacifica Senior Living
Total/Wtd. Avg. Senior Living Acquisitions			39	39	3,563	$ 818,000	$ 230	7.0%	

MOB Acquisitions:

Date Acquired	Location	Number of Properties	Number of Buildings	Sq. Ft.	Purchase Price [2]	Purchase Price per Sq. Ft.	Cap Rate [3]	Weighted Average Remaining Lease Term [6]	Occupancy [7]	Major Tenant
1/29/2015	12 States	23	23	2,170	$ 539,000	$ 248	6.4%	9.5	100.0%	Various
Total/Wtd. Avg. MOB Acquisitions		23	23	2,170	$ 539,000	$ 248	6.4%	9.5		

Dispositions:

Date Sold	Location	Type of Property	Number of Properties	Number of Buildings	Sale Price	Net Book Value	Book Gain on Sale
2/17/2015	Pittsburgh, PA	Assisted Living Facility	1	1	$ 250	$ 250	$ -
4/27/2015	Albuquerque, NM	MOB	1	4	1,500	1,500	-
7/20/2015	Pacific Junction, IA	Skilled Nursing Facility	1	1	155	155	-
8/4/2015	Madison, WI	Skilled Nursing Facility	1	1	850	850	-
Total Dispositions			4	7	$ 2,755	$ 2,755	$ -

(1) During the quarter and nine months ended September 30, 2015, we purchased from Five Star, at cost, $7.5 million and $16.9 million, respectively, of improvements made to our properties leased by Five Star, and as a result, Five Star's annual rent payable to us increased by approximately $604,000 and $1.4 million, respectively, pursuant to the terms of our leases with Five Star. These amounts are not included in the table above.

(2) Represents the gross contract purchase price, including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

(3) Represents the ratio of the estimated GAAP-based annual rental income, excluding the impact of above and below market lease amortization, less estimated annual property operating expenses, if any, and excluding depreciation and amortization expense, to the purchase price on the date of acquisition, including the principal amount of any assumed debt and excluding acquisition costs.

(4) This community is located adjacent to another community that we own which is managed by Five Star. This community and the community already owned are now operated as a single integrated community under one management agreement.

(5) This is a newly constructed property.

(6) Weighted average remaining lease term based on rental income at the time of acquisition.

(7) Occupancy based on leasable square feet area as of acquisition date.

2265 N. Lakeshore Drive, Rockwall, TX
Medical Office Building
Primary Tenant: Texas Health Presbyterian Hospital
Square Feet: 16,605






PORTFOLIO INFORMATION



PORTFOLIO SUMMARY BY PROPERTY TYPE AND TENANT

(dollars in thousands, except investment per unit / bed or square foot)
As of September 30, 2015

	Number of Properties	Number of Units / Beds or Square Feet		Carrying Value of Investment [1]	% of Total Investment	Investment per Unit / Bed or Square Foot [2]		Q3 2015 NOI [3]	% of Q3 2015 Total NOI
Property Type:									
Independent living [4]	68	16,467		$ 2,222,366	29.9%	$ 134,959	$	46,003	29.0%
Assisted living [4]	187	13,807		1,840,130	24.7%	$ 133,275		37,940	24.0%
Nursing homes [4]	42	4,563		190,681	2.6%	$ 41,789		4,687	3.0%
Subtotal senior living communities	297	34,837		4,253,177	57.2%	$ 122,088		88,630	56.0%
MOBs [5]	121	11,315,485	sq. ft.	3,010,971	40.4%	$ 266		65,124	41.1%
Wellness centers	10	812,000	sq. ft.	180,017	2.4%	$ 222		4,569	2.9%
Total	428			$ 7,444,165	100.0%		$	158,323	100.0%
Tenant / Managed Properties:									
Five Star (Lease No. 1)	84	6,160		$ 692,142	9.3%	$ 112,361	$	14,603	9.2%
Five Star (Lease No. 2)	48	7,032		703,223	9.5%	$ 100,003		15,847	10.1%
Five Star (Lease No. 3)	17	3,281		355,714	4.8%	$ 108,416		8,612	5.4%
Five Star (Lease No. 4)	29	3,335		391,665	5.3%	$ 117,441		8,745	5.5%
Subtotal Five Star	178	19,808		2,142,744	28.9%	$ 108,176		47,807	30.2%
Sunrise Senior Living, Inc. / Marriott [6]	4	1,619		126,326	1.7%	$ 78,027		3,133	2.0%
Brookdale Senior Living, Inc.	18	894		61,122	0.8%	$ 68,369		1,810	1.1%
13 private senior living companies (combined)	32	3,910		546,537	7.3%	$ 139,779		11,451	7.3%
Subtotal triple net leased senior living communities	232	26,231		2,876,729	38.7%	$ 109,669		64,201	40.6%
Managed senior living communities [7]	65	8,606		1,376,448	18.5%	$ 159,941		24,429	15.4%
Subtotal senior living communities	297	34,837		4,253,177	57.2%	$ 122,088		88,630	56.0%
MOBs [5]	121	11,315,485	sq. ft.	3,010,971	40.4%	$ 266		65,124	41.1%
Wellness centers	10	812,000	sq. ft.	180,017	2.4%	$ 222		4,569	2.9%
Total	428			$ 7,444,165	100.0%		$	158,323	100.0%

(1) Amounts are before depreciation, but after impairment write downs, if any. Amounts include carrying values for senior living properties classified as held for sale as of September 30, 2015 of $5,077, which are included in Other Assets on the Condensed Consolidated Balance Sheets.

(2) Represents investment carrying value divided by the number of living units, beds or leased square feet at September 30, 2015.

(3) See Exhibit A-1 for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with GAAP.

(4) Senior living properties are categorized by the type of living units/beds which constitute the largest number of the total living units/beds at the property.

(5) These 121 MOB properties are comprised of 145 buildings. Our MOB leases include both triple net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expenses, and some net and modified gross leases where we are responsible for the operation and maintenance of the properties, and we charge tenants for some or all of the property operating costs. A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

(6) Marriott guarantees the lessee's obligations under these leases.

(7) These 65 senior living communities are managed by Five Star and one other private operator and include properties leased to our TRSs.

OCCUPANCY BY PROPERTY TYPE AND TENANT [1]



	For the Twelve Months Ended [2]				
	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014
Property Type:					
Independent living	87.6%	87.7%	87.8%	87.8%	87.7%
Assisted living	87.0%	87.0%	86.9%	86.5%	86.4%
Nursing homes	78.1%	78.8%	79.1%	79.1%	79.2%
Weighted average occupancy senior living communities	86.1%	86.2%	86.2%	86.0%	86.0%
MOBs [3]	96.4%	96.2%	95.9%	95.6%	95.6%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
Tenant / Managed Properties:					
Five Star (Lease No. 1)	84.9%	85.1%	84.9%	84.4%	84.4%
Five Star (Lease No. 2)	82.1%	82.1%	82.2%	81.9%	81.7%
Five Star (Lease No. 3)	85.5%	86.0%	86.6%	86.9%	87.2%
Five Star (Lease No. 4)	88.0%	87.8%	87.7%	87.5%	87.4%
Weighted average occupancy Five Star	84.5%	84.7%	84.7%	84.4%	84.4%
Sunrise Senior Living, Inc. / Marriott [4]	92.2%	92.5%	92.5%	92.2%	92.0%
Brookdale Senior Living, Inc.	92.5%	93.7%	94.4%	94.5%	94.6%
13 private senior living companies (combined)	85.7%	85.0%	85.2%	85.3%	85.5%
Weighted average occupancy triple net leased senior living communities	85.4%	85.5%	85.6%	85.4%	85.3%
Managed senior living communities [5]	88.2%	88.3%	88.5%	88.3%	88.0%
Weighted average occupancy senior living communities	86.1%	86.2%	86.2%	86.0%	86.0%
MOBs [3]	96.4%	96.2%	95.9%	95.6%	95.6%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%

(1) Excludes properties classified in discontinued operations as well as properties that were sold during the periods presented.

(2) Operating data for multi-tenant MOBs are presented as of the end of the period shown; operating data for other tenants are presented for the twelve month period ended on the dates shown, or the most recent prior twelve month period for which tenant and manager operating results are available to us.

(3) MOB occupancy data is as of quarter end and includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants. MOB occupancy as of September 30, 2015 was 96.0%.

(4) Marriott guarantees the lessee's obligations under these leases.

(5) These communities are managed by Five Star and one private operator and include properties leased to our TRSs. The occupancy for the twelve month period ended or, if shorter, from the date of acquisitions through, September 30, 2015, was 88.0%.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties.



RENT COVERAGE BY TENANT (TRIPLE NET LEASED SENIOR LIVING COMMUNITIES AND WELLNESS CENTERS) [1]

Tenant	For the Twelve Months Ended				
	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014
Five Star (Lease No. 1)	1.11x	1.16x	1.15x	1.15x	1.19x
Five Star (Lease No. 2)	1.12x	1.14x	1.10x	1.10x	1.11x
Five Star (Lease No. 3)	1.52x	1.53x	1.54x	1.57x	1.60x
Five Star (Lease No. 4)	1.23x	1.22x	1.20x	1.19x	1.21x
Weighted average rent coverage Five Star	1.21x	1.23x	1.21x	1.22x	1.24x
Sunrise Senior Living, Inc. / Marriott [2]	1.98x	2.02x	1.98x	1.96x	1.97x
Brookdale Senior Living, Inc.	2.71x	2.66x	2.56x	2.56x	2.52x
13 private senior living companies (combined)	1.67x	1.98x	1.93x	1.94x	1.89x
Weighted average rent coverage senior living communities	1.35x	1.37x	1.35x	1.35x	1.37x
Wellness centers	1.94x	1.97x	2.00x	2.03x	2.09x
Total	1.39x	1.41x	1.39x	1.40x	1.42x

(1) Excludes properties that were sold during the periods presented.

(2) Marriott guarantees the lessee's obligations under these leases.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties. Rent coverage is calculated as operating cash flow from our tenants' facility operations, before subordinated charges, if any, divided by rent payable to us.



CONSOLIDATED NET OPERATING INCOME (NOI) AND CASH BASIS NOI [1] [2]

(dollars in thousands)

	As of and For the Three Months Ended			As of and For the Nine Months Ended		
	9/30/2015	9/30/2014	% Growth	9/30/2015	9/30/2014	% Growth
NOI:						
Triple Net Leased Senior Living Communities [3]	$ 64,222	$ 55,266	16.2%	$ 180,820	$ 165,321	9.4%
Managed Senior Living Communities [4]	24,429	17,929	36.3%	66,883	54,998	21.6%
MOB Portfolio [5]	65,128	56,422	15.4%	193,529	141,034	37.2%
Non-Segment [6]	4,569	4,550	0.4%	13,709	13,429	2.1%
Total	$ 158,348	$ 134,167	18.0%	$ 454,941	$ 374,782	21.4%
Cash Basis NOI:						
Triple Net Leased Senior Living Communities [3]	$ 62,849	$ 55,153	14.0%	$ 178,145	$ 165,128	7.9%
Managed Senior Living Communities [4]	24,429	17,929	36.3%	66,883	54,998	21.6%
MOB Portfolio [5]	60,122	52,587	14.3%	178,868	133,891	33.6%
Non-Segment [6]	4,376	4,358	0.4%	13,131	12,848	2.2%
Total	$ 151,776	$ 130,027	16.7%	$ 437,027	$ 366,865	19.1%

SAME PROPERTY NOI AND CASH BASIS NOI [1] [2]

(dollars in thousands)

	As of and For the Three Months Ended [7]			As of and For the Nine Months Ended [8]		
	9/30/2015	9/30/2014	% Growth	9/30/2015	9/30/2014	% Growth
NOI:						
Triple Net Leased Senior Living Communities [3]	$ 55,557	$ 54,825	1.3%	$ 166,272	$ 163,824	1.5%
Managed Senior Living Communities [4]	19,908	17,929	11.0%	58,150	54,998	5.7%
MOB Portfolio [5]	56,580	56,298	0.5%	104,703	107,142	(2.3%)
Non-Segment [6]	4,569	4,550	0.4%	13,709	13,429	2.1%
Total	$ 136,614	$ 133,602	2.3%	$ 342,834	$ 339,393	1.0%
Cash Basis NOI:						
Triple Net Leased Senior Living Communities [3]	$ 55,324	$ 54,712	1.1%	$ 165,552	$ 163,628	1.2%
Managed Senior Living Communities [4]	19,908	17,929	11.0%	58,150	54,998	5.7%
MOB Portfolio [5]	52,290	52,464	(0.3%)	102,987	105,865	(2.7%)
Non-Segment [6]	4,376	4,358	0.4%	13,131	12,848	2.2%
Total	$ 131,898	$ 129,463	1.9%	$ 339,820	$ 337,339	0.7%

(1) See Exhibits A-1, A-2 and A-3 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as a calculation and reconciliation of same property NOI and same property cash basis NOI by segment from consolidated NOI by segment.
(2) Excludes properties classified in discontinued operations.
(3) Includes triple net senior living communities that provide short term and long term residential care and dining services for residents.
(4) Includes managed senior living communities that provide short term and long term residential care and dining services for residents.
(5) Includes properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants.
(6) Includes the operating results of certain properties that offer wellness and spa services to members.
(7) Consists of properties owned continuously since July 1, 2014.
(8) Consists of properties owned continuously since January 1, 2014.



TRIPLE NET LEASED SENIOR LIVING COMMUNITIES SEGMENT - RESULTS OF OPERATIONS [1]

(dollars in thousands)

	As of and For the Three Months Ended		As of and For the Nine Months Ended	
	9/30/2015	9/30/2014	9/30/2015	9/30/2014
Number of Properties	232	218	232	218
Number of Units	26,231	24,383	26,231	24,383
Occupancy [2]	84.9%	85.2%	84.9%	85.2%
Rent Coverage [2]	1.34x	1.35x	1.34x	1.35x
NOI (Rental Income) [3]	$ 64,222	$ 55,266	$ 180,820	$ 165,321
Cash Basis NOI (Rental Income) [3]	$ 62,849	$ 55,153	$ 178,145	$ 165,128
NOI % change	16.2%	--	9.4%	--
Cash Basis NOI % change	14.0%	--	7.9%	--

TRIPLE NET LEASED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS [1]

(dollars in thousands)

	As of and For the Three Months Ended [4]		As of and For the Nine Months Ended [5]	
	9/30/2015	9/30/2014	9/30/2015	9/30/2014
Number of Properties	212	212	212	212
Number of Units	23,941	23,941	23,941	23,941
Occupancy [2]	85.3%	85.3%	85.3%	85.3%
Rent Coverage [2]	1.35x	1.37x	1.35x	1.37x
NOI (Rental Income) [3]	$ 55,557	$ 54,825	$ 166,272	$ 163,824
Cash Basis NOI (Rental Income) [3]	$ 55,324	$ 54,712	$ 165,552	$ 163,628
NOI % change	1.3%	--	1.5%	--
Cash Basis NOI % change	1.1%	--	1.2%	--

(1) Includes independent and assisted living communities and nursing homes.
(2) All tenant operating data presented are based upon the operating results provided by our tenants for the 12 months ended June 30, 2015 and 2014 or for the most recent prior period for which tenant operating results are available to us. Rent coverage is calculated as operating cash flow from our triple net lease tenants' operations of our properties, before subordinated charges, if any, divided by triple net lease minimum rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.
(3) See Exhibits A-1, A-2 and A-3 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as a calculation and reconciliation of same property NOI and same property cash basis NOI by segment from consolidated NOI by segment.
(4) Consists of triple net leased senior living communities owned continuously since July 1, 2014.
(5) Consists of triple net leased senior living communities owned continuously since January 1, 2014.



MANAGED SENIOR LIVING COMMUNITIES SEGMENT AND SAME PROPERTY – RESULTS OF OPERATIONS

MANAGED SENIOR LIVING COMMUNITIES SEGMENT - RESULTS OF OPERATIONS

(dollars in thousands, except average monthly rate)

	As of and For the Three Months Ended		As of and For the Nine Months Ended	
	9/30/2015	9/30/2014	9/30/2015	9/30/2014
Number of Properties (1)	65	44	65	44
Number of Units (1)	8,606	7,103	8,606	7,103
Occupancy	87.7%	88.2%	87.8%	88.5%
Average Monthly Rate	$ 4,161	$ 4,152	$ 4,224	$ 4,185
Average Monthly Rate % Growth	0.2%	--	0.9%	--
Residents Fees and Services	$ 96,412	$ 79,259	$ 271,061	$ 237,740
Property Operating Expenses	(71,983)	(61,330)	(204,178)	(182,742)
NOI (2)	$24,429	$17,929	$ 66,883	$ 54,998
NOI Margin % (3)	25.3%	22.6%	24.7%	23.1%
NOI % Growth	36.3%	--	21.6%	--

MANAGED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS

(dollars in thousands, except average monthly rate)

	As of and For the Three Months Ended (4)		As of and For the Nine Months Ended (5)	
	9/30/2015	9/30/2014	9/30/2015	9/30/2014
Number of Properties	44	44	44	44
Number of Units	7,103	7,103	7,103	7,103
Occupancy	87.2%	88.2%	87.5%	88.5%
Average Monthly Rate	$ 4,228	$ 4,152	$ 4,270	$ 4,185
Average Monthly Rate % Growth	1.8%	--	2.0%	--
Residents Fees and Services	$ 80,321	$ 79,259	$ 240,901	$ 237,740
Property Operating Expenses	(60,413)	(61,330)	(182,751)	(182,742)
NOI (2)	$ 19,908	$ 17,929	$ 58,150	$ 54,998
NOI Margin % (3)	24.8%	22.6%	24.1%	23.1%
NOI % Growth	11.0%	--	5.7%	--

(1) Includes only those managed senior living communities owned in the periods presented.
(2) See Exhibits A-1, A-2 and A-3 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as a calculation and reconciliation of same property NOI and same property cash basis NOI by segment from consolidated NOI by segment.
(3) NOI margin % is defined as NOI as a percentage of residents fees and services.
(4) Consists of managed senior living communities owned continuously since July 1, 2014.
(5) Consists of managed senior living communities owned continuously since January 1, 2014.



MOB PORTFOLIO SEGMENT - RESULTS OF OPERATIONS [1]
(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended		As of and For the Nine Months Ended	
	9/30/2015	9/30/2014	9/30/2015	9/30/2014
Number of Properties	121	98	121	98
Number of Buildings	145	122	145	122
Square Feet [2]	11,315	9,142	11,315	9,142
Occupancy [3]	96.0%	95.6%	96.0%	95.6%
Rental Income [4]	$90,072	$77,798	$265,664	$198,589
NOI [5]	$65,128	$56,422	$193,529	$141,034
Cash Basis NOI [5]	$60,122	$52,587	$178,868	$133,891
NOI Margin %	72.3%	72.5%	72.8%	71.0%
Cash Basis NOI Margin %	70.5%	71.1%	71.2%	69.9%
NOI % Growth	15.4%	--	37.2%	--
Cash Basis NOI Growth	14.3%	--	33.6%	--

MOB PORTFOLIO SAME PROPERTY - RESULTS OF OPERATIONS [1]
(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [6]		As of and For the Nine Months Ended [7]	
	9/30/2015	9/30/2014	9/30/2015	9/30/2014
Number of Properties	98	98	96	96
Number of Buildings	122	122	119	119
Square Feet [2]	9,146	9,142	7,882	7,880
Occupancy [3]	95.1%	95.6%	94.4%	95.0%
Rental Income [4]	$79,856	$77,786	$157,458	$157,515
NOI [5]	$56,580	$56,298	$104,703	$107,142
Cash Basis NOI [5]	$52,290	$52,464	$102,987	$105,865
NOI Margin %	70.9%	72.4%	66.5%	68.0%
Cash Basis NOI Margin %	69.0%	70.9%	66.1%	67.8%
NOI % Growth	0.5%	--	(2.3%)	--
Cash Basis NOI Growth	(0.3%)	--	(2.7%)	--

(1) Excludes properties classified in discontinued operations.
(2) Prior periods exclude space remeasurements made subsequent to those periods.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(4) Includes some triple net lease rental income.
(5) See Exhibits A-1, A-2 and A-3 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as a calculation and reconciliation of same property NOI and same property cash basis NOI by segment.
(6) Consists of MOBs owned continuously since July 1, 2014.
(7) Consists of MOBs owned continuously since January 1, 2014.



MOB LEASING SUMMARY
(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended [1]				
	9/30/2015	6/30/2015	3/31/2015	12/31/2014	9/30/2014
Properties	121	121	121	98	98
Buildings	145	145	145	122	122
Total sq. ft. [2]	11,315	11,315	11,312	9,142	9,142
Occupancy [3]	96.0%	96.4%	96.2%	95.9%	95.6%
Leasing Activity (sq. ft.):					
New leases	10	115	30	50	25
Renewals	144	171	349	204	53
Total	154	286	379	254	78
Rent Rate on New and Renewed Leases					
New leases	$ 26.49	$ 29.96	$ 27.63	$ 23.72	$ 36.48
Renewals	$ 23.02	$ 36.06	$ 19.85	$ 29.05	$ 38.37
Average net annual rent	$ 23.24	$ 33.61	$ 20.47	$ 28.01	$ 37.76
Leasing Costs and Concession Commitments [4]:					
New leases	$ 537	$ 5,312	$ 775	$ 2,556	$ 1,716
Renewals	2,290	2,581	3,814	4,400	740
Total	$ 2,827	$ 7,893	$ 4,589	$ 6,956	$ 2,456
Leasing Costs and Concession Commitments per Sq. Ft. [4]:					
New leases	$ 55.90	$ 46.42	$ 25.63	$ 51.12	$ 68.64
Renewals	$ 15.89	$ 15.08	$ 10.94	$ 21.57	$ 13.96
All new and renewed leases	$ 18.40	$ 27.63	$ 12.11	$ 27.39	$ 31.49
Weighted Average Lease Term by Sq. Ft. (years) [5]:					
New leases	9.6	8.7	6.1	7.1	8.3
Renewals	6.1	13.2	3.7	7.4	5.4
All new and renewed leases	6.3	11.6	3.9	7.3	6.3
Leasing Costs and Concession Commitments per Sq. Ft. per Year [4]:					
New leases	$ 5.84	$ 5.32	$ 4.17	$ 7.20	$ 8.27
Renewals	$ 2.61	$ 1.14	$ 2.97	$ 2.91	$ 2.59
All new and renewed leases	$ 2.90	$ 2.38	$ 3.07	$ 3.75	$ 5.00

(1) Excludes properties classified in discontinued operations.
(2) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered
      for sublease by tenants.
(4) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.
(5) Weighted based on annualized rental income pursuant to existing leases as of September 30, 2015, including straight line rent adjustments and estimated recurring
      expense reimbursements and excluding lease value amortization.

The above leasing summary is based on leases executed during the periods indicated.



TENANTS REPRESENTING 1% OR MORE OF TOTAL RENT

(dollars in thousands)

As of September 30, 2015

	Tenant	Facility Type	Annualized Rental Income [1]	% of Annualized Rental Income [1]	Expiration
1	Five Star	Senior living	$ 197,457	26.9%	2024 - 2032
2	Vertex Pharmaceuticals, Inc.	MOB	92,731	12.6%	2028
3	Aurora Health Care, Inc.	MOB	16,896	2.3%	2024
4	Pacifica Senior Living	Senior living	15,806	2.2%	2023
5	Sunrise Senior Living, Inc. / Marriott	Senior living	14,643	2.0%	2018
6	Cedars-Sinai Medical Center	MOB	12,078	1.6%	2015 - 2025
7	Life Time Fitness, Inc.	Wellness center	10,550	1.4%	2028
8	The Scripps Research Institute	MOB	10,141	1.4%	2019
9	Brookdale Senior Living, Inc.	Senior living	9,347	1.3%	2032
10	HCA Holdings, Inc.	MOB	8,035	1.1%	2016 - 2025
11	Medtronic, Inc.	MOB	7,916	1.1%	2017 - 2020
12	Reliant Medical Group, Inc.	MOB	7,661	1.0%	2019
13	Starmark Holdings, LLC (Wellbridge)	Wellness Center	7,508	1.0%	2023
	All Other Tenants [2]		323,634	44.1%	2015 - 2035
	Total Tenants		$ 734,403	100.0%	

(1)   Annualized rental income is rents pursuant to existing leases as of September 30, 2015. Annualized rental income includes estimated percentage rents, straight line rent adjustments and estimated recurring expense reimbursements for certain net and modified gross leases; excludes lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended September 30, 2015, annualized) from our managed senior living communities.

(2)   Includes NOI (three months ended September 30, 2015, annualized) from our managed senior living communities.

PORTFOLIO LEASE EXPIRATION SCHEDULE

(dollars in thousands)

As of September 30, 2015



Annualized Rental Income [1]

Year	Senior Living Communities [2]		MOBs		Wellness Centers		Total		Percent of Total Annualized Rental Income Expiring	Cumulative Percentage of Annualized Rental Income Expiring
2015	$	937	$	7,871	$	-	$	8,808	1.2%	1.2%
2016		-		21,500		-		21,500	2.9%	4.1%
2017		-		28,482		-		28,482	3.9%	8.0%
2018		14,643		24,416		-		39,059	5.3%	13.3%
2019		590		40,103		-		40,693	5.5%	18.8%
2020		-		25,911		-		25,911	3.5%	22.3%
2021		1,445		8,241		-		9,686	1.3%	23.6%
2022		-		11,953		-		11,953	1.6%	25.2%
2023		17,400		8,102		-		25,502	3.5%	28.7%
Thereafter [2]		333,787		170,965		18,057		522,809	71.3%	100.0%
Total	$	368,802	$	347,544	$	18,057	$	734,403	100.0%	

Average remaining lease term for all properties (weighted by annualized rental income): 10.3 years

Number of Living Units / Beds or Square Feet with Leases Expiring

	Living Units / Beds			Square Feet				
Year	Senior Living Communities (Units / Beds) [3]	Percent of Total Living Units / Beds Expiring	Cumulative Percentage of Total Living Units / Beds Expiring	MOBs (Square Feet)	Wellness Centers (Square Feet)	Total Square Feet	Percent of Total Square Feet Expiring	Cumulative Percent of Total Square Feet Expiring
2015	140	0.4%	0.4%	214,420	-	214,420	1.8%	1.8%
2016	-	0.0%	0.4%	878,622	-	878,622	7.5%	9.3%
2017	-	0.0%	0.4%	1,040,522	-	1,040,522	8.9%	18.2%
2018	1,619	4.6%	5.0%	856,935	-	856,935	7.3%	25.5%
2019	175	0.5%	5.5%	1,318,290	-	1,318,290	11.3%	36.8%
2020	-	0.0%	5.5%	1,145,608	-	1,145,608	9.8%	46.6%
2021	361	1.0%	6.5%	307,491	-	307,491	2.6%	49.2%
2022	-	0.0%	6.5%	474,597	-	474,597	4.1%	53.3%
2023	894	2.6%	9.1%	688,938	-	688,938	5.9%	59.2%
Thereafter [3]	31,648	90.9%	100.0%	3,942,445	812,000	4,754,445	40.8%	100.0%
Total	34,837	100.0%		10,867,868	812,000	11,679,868	100.0%	

(1) Annualized rental income is rents pursuant to existing leases as of September 30, 2015. Annualized rental income includes estimated percentage rents, straight line rent adjustments and estimated recurring expense reimbursements for certain net and modified gross leases; excludes lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended September 30, 2015, annualized) from our managed senior living communities.

(2) Includes leased and managed independent living communities, assisted living communities, continuing care retirement communities and nursing homes. Includes NOI (three months ended September 30, 2015, annualized) from our managed senior living communities.

(3) Includes 8,606 living units leased to our TRSs.






Savannah Square, Savannah, GA
Independent Living Facility
Operator: Five Star Senior Living
Living Units: 194

EXHIBITS



EXHIBIT A-1

CALCULATION AND RECONCILIATION OF NET OPERATING INCOME (NOI) AND CASH BASIS NOI [1]

(amounts appearing in the table below are in thousands)

	For the Three Months Ended					For the Nine Months Ended	
	9/30/2015	6/30/2015	3/31/2015	12/31/2014	9/30/2014	9/30/2015	9/30/2014
Calculation of NOI and Cash Basis NOI [2]:							
Revenues:							
Rental income	$ 158,863	$ 155,546	$ 145,784	$ 149,364	$ 137,614	$ 460,193	$ 377,339
Residents fees and services	96,412	91,856	82,793	80,445	79,259	271,061	237,740
Total revenues	255,275	247,402	228,577	229,809	216,873	731,254	615,079
Property operating expenses	96,927	93,592	85,794	84,268	82,706	276,313	240,297
Property net operating income (NOI):	158,348	153,810	142,783	145,541	134,167	454,941	374,782
Non cash straight line rent adjustments	(5,040)	(5,190)	(3,509)	(2,857)	(2,876)	(13,739)	(6,806)
Lease value amortization	(1,084)	(1,179)	(1,198)	(1,211)	(1,264)	(3,461)	(1,111)
Lease termination fees	(244)	(163)	(105)			(512)	
Non cash amortization included in property operating expenses [3]	(204)	-	-			(204)	
Cash Basis NOI	$ 151,776	$ 147,278	$ 137,971	$ 141,473	$ 130,027	$ 437,025	$ 366,865
Reconciliation of Cash Basis NOI to Net Income:							
Cash Basis NOI	$ 151,776	$ 147,278	$ 137,971	$ 141,473	$ 130,027	$ 437,025	$ 366,865
Non cash straight line rent adjustments	5,040	5,190	3,509	2,857	2,876	13,739	6,806
Lease value amortization	1,084	1,179	1,198	1,211	1,264	3,461	1,111
Lease termination fees	244	163	105			512	
Non cash amortization included in property operating expenses [3]	204	-	-			204	
Property NOI	158,348	153,810	142,783	145,541	134,167	454,941	374,782
Depreciation expense	(70,016)	(62,511)	(53,707)	(50,257)	(50,074)	(186,234)	(135,132)
General and administrative expense	(10,316)	(11,674)	(10,574)	(10,696)	(10,384)	(32,563)	(28,250)
Acquisition related costs	(742)	(4,617)	(1,158)	(1,957)	(15)	(6,517)	(2,649)
Impairment of assets	98	-	-	10	-	98	-
Operating income	77,372	75,008	77,344	82,641	73,694	229,725	208,751
Interest and other income	57	142	75	89	78	274	336
Interest expense	(38,989)	(37,907)	(35,942)	(35,901)	(36,201)	(112,838)	(99,213)
Loss on early extinguishment of debt	(21)	(39)	(1,409)	(12)	-	(1,469)	-
Income before income tax expense and equity in (losses) earnings of an investee	38,419	37,204	40,068	46,817	37,571	115,692	109,874
Income tax expense	(146)	(129)	(110)	(74)	(156)	(385)	(502)
Equity in (losses) earnings of an investee	(24)	23	72	28	38	70	59
Income from continuing operations	38,249	37,098	40,030	46,771	37,453	115,377	109,431
Discontinued operations							
(Loss) income from discontinued operations	-	(109)	(241)	(123)	(557)	(350)	1,484
Impairment of assets from discontinued operations	-	(602)	-	(4,260)	216	(602)	(117)
Income before gain on sale of properties	38,249	36,387	39,789	42,388	37,112	114,425	110,798
Gain on sale of properties	-	-	-	2,900	-	-	2,552
Net income	$ 38,249	$ 36,387	$ 39,789	$ 45,288	$ 37,112	$ 114,425	$ 113,350

(1) See Exhibit D for a definition of NOI and Cash Basis NOI, reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures.

(2) Excludes properties classified in discontinued operations.

(3) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR Inc. shares in June 2015. A portion of this liability is being amortized on a straight line basis over the 20 year life of the property management agreement with RMR LLC as a reduction to property management fees included in property operating expenses.



EXHIBIT A-2

Calculation and Reconciliation of Net Operating Income (NOI), Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI by Segment [1]

(dollars appearing in the table below are in thousands)

	For the Three Months Ended September 30, 2015					For the Three Months Ended September 30, 2014				
	Triple Net Leased Senior Living Communities [2]	Managed Senior Living Communities [3]	MOBs [4]	Non-Segment [5]	Total	Triple Net Leased Senior Living Communities [2]	Managed Senior Living Communities [3]	MOBs [4]	Non-Segment [5]	Total
Calculation of NOI and Cash Basis NOI:										
Rental income / residents fees and services	$ 64,222	$ 96,412	$ 90,072	$ 4,569	$ 255,275	$ 55,266	$ 79,259	$ 77,798	$ 4,550	$ 216,873
Property operating expenses	-	(71,983)	(24,944)	-	(96,927)	-	(61,330)	(21,376)	-	(82,706)
Property net operating income (NOI)	$ 64,222	$ 24,429	$ 65,128	$ 4,569	$ 158,348	$ 55,266	$ 17,929	$ 56,422	$ 4,550	$ 134,167
NOI Growth	16.2%	36.3%	15.4%	0.4%	18.0%	--	--	--	--	--
Property NOI	$ 64,222	$ 24,429	$ 65,128	$ 4,569	$ 158,348	$ 55,266	$ 17,929	$ 56,422	$ 4,550	$ 134,167
Less:										
Non cash straight line rent adjustments	1,373	-	3,530	138	5,041	113	-	2,626	137	2,876
Lease value amortization	-	-	1,029	55	1,084	-	-	1,209	55	1,264
Lease termination fees	-	-	244	-	244	-	-	-	-	-
Non cash amortization included in property operating expenses [7]	-	-	203	-	203	-	-	-	-	-
Cash Basis NOI	$ 62,849	$ 24,429	$ 60,122	$ 4,376	$ 151,776	$ 55,153	$ 17,929	$ 52,587	$ 4,358	$ 130,027
Cash Basis NOI Growth	14.0%	36.3%	14.3%	0.4%	16.7%	--	--	--	--	--
Reconciliation of NOI to Same Property NOI:										
Property NOI	$ 64,222	$ 24,429	$ 65,128	$ 4,569	$ 158,348	$ 55,266	$ 17,929	$ 56,422	$ 4,550	$ 134,167
Less:										
NOI not included in same property	8,665	4,521	8,548	-	21,734	441	-	124	-	565
Same property NOI [6]	$ 55,557	$ 19,908	$ 56,580	$ 4,569	$ 136,614	$ 54,825	$ 17,929	$ 56,298	$ 4,550	$ 133,602
Same property NOI growth	1.3%	11.0%	0.5%	0.4%	2.3%	--	--	--	--	--
Reconciliation of Same Property NOI to Same Property Cash Basis NOI:										
Same property NOI [6]	$ 55,557	$ 19,908	$ 56,580	$ 4,569	$ 136,614	$ 54,825	$ 17,929	$ 56,298	$ 4,550	$ 133,602
Less:										
Non cash straight line rent adjustments	233	-	2,828	138	3,199	113	-	2,625	137	2,875
Lease value amortization	-	-	1,039	55	1,094	-	-	1,209	55	1,264
Lease termination fees	-	-	244	-	244	-	-	-	-	-
Non cash amortization included in property operating expenses [7]	-	-	179	-	179	-	-	-	-	-
Same property cash basis NOI [6]	$ 55,324	$ 19,908	$ 52,290	$ 4,376	$ 131,898	$ 54,712	$ 17,929	$ 52,464	$ 4,358	$ 129,463
Same property cash basis NOI growth	1.1%	11.0%	(0.3%)	0.4%	1.9%	--	--	--	--	--

(1) See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as Exhibit D for a definition of NOI and Cash Basis NOI, reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures. Excludes properties classified in discontinued operations.

(2) Includes triple net leased senior living communities that provide short term and long term residential care and dining services for residents.

(3) Includes managed senior living communities that provide short term and long term residential care and dining services for residents.

(4) Includes properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants.

(5) Includes the operating results of certain properties that offer wellness and spa services to members.

(6) Consists of properties owned continuously since July 1, 2014.

(7) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR Inc. shares in June 2015. A portion of this liability is being amortized on a straight line basis over the 20 year life of the property management agreement with RMR LLC as a reduction to property management fees included in property operating expenses.



EXHIBIT A-3

Calculation and Reconciliation of Net Operating Income (NOI), Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI by Segment [1]

(dollars appearing in the table below are in thousands)

	For the Nine Months Ended September 30, 2015					For the Nine Months Ended September 30, 2014				
Calculation of NOI and Cash Basis NOI:	Triple Net Leased Senior Living Communities [2]	Managed Senior Living Communities [3]	MOBs [4]	Non-Segment [5]	Total	Triple Net Leased Senior Living Communities [2]	Managed Senior Living Communities [3]	MOBs [4]	Non-Segment [5]	Total
Rental income / residents fees and services	$ 180,820	$ 271,061	$ 265,664	$ 13,709	$ 731,254	$ 165,321	$ 237,740	$ 198,589	$ 13,429	$ 615,079
Property operating expenses	-	(204,178)	(72,135)	-	(276,313)	-	(182,742)	(57,555)	-	(240,297)
Property net operating income (NOI)	$ 180,820	$ 66,883	$ 193,529	$ 13,709	$ 454,941	$ 165,321	$ 54,998	$ 141,034	$ 13,429	$ 374,782
NOI Growth	9.4%	21.6%	37.2%	2.1%	21.4%	--	--	--	--	--
Property NOI	$ 180,820	$ 66,883	$ 193,529	$ 13,709	$ 454,941	$ 165,321	$ 54,998	$ 141,034	$ 13,429	$ 374,782
Less:										
Non cash straight line rent adjustments	2,675	-	10,651	412	13,738	195	-	6,198	413	6,806
Lease value amortization	-	-	3,296	166	3,462	-	-	945	168	1,113
Lease termination fees	-	-	512	-	512	-	-	-	-	-
Non cash amortization included in property operating expenses [7]	-	-	203	-	203	-	-	-	-	-
Cash Basis NOI	$ 178,145	$ 66,883	$ 178,867	$ 13,131	$ 437,026	$ 165,126	$ 54,998	$ 133,891	$ 12,848	$ 366,863
Cash Basis NOI Growth	7.9%	21.6%	33.6%	2.2%	19.1%	--	--	--	--	--
Reconciliation of NOI to Same Property NOI:										
Property NOI	$ 180,820	$ 66,883	$ 193,529	$ 13,709	$ 454,941	$ 165,321	$ 54,998	$ 141,034	$ 13,429	$ 374,782
Less:										
NOI not included in same property	14,548	8,733	88,826	-	112,107	1,497	-	33,892	-	35,389
Same property NOI [6]	$ 166,272	$ 58,150	$ 104,703	$ 13,709	$ 342,834	$ 163,824	$ 54,998	$ 107,142	$ 13,429	$ 339,393
Same property NOI growth	1.5%	5.7%	(2.3%)	2.1%	1.0%	--	--	--	--	--
Reconciliation of Same Property NOI to Same Property Cash Basis NOI:										
Same property NOI [6]	$ 166,272	$ 58,150	$ 104,703	$ 13,709	$ 342,834	$ 163,824	$ 54,998	$ 107,142	$ 13,429	$ 339,393
Less:										
Non cash straight line rent adjustments	720	-	3,694	412	4,826	196	-	3,615	413	4,224
Lease value amortization	-	-	(2,613)	166	(2,447)	-	-	(2,338)	168	(2,170)
Lease termination fees	-	-	512	-	512	-	-	-	-	-
Non cash amortization included in property operating expenses [7]	-	-	123	-	123	-	-	-	-	-
Same property cash basis NOI [6]	$ 165,552	$ 58,150	$ 102,987	$ 13,131	$ 339,820	$ 163,628	$ 54,998	$ 105,865	$ 12,848	$ 337,339
Same property cash basis NOI growth	1.2%	5.7%	(2.7%)	2.2%	0.7%	--	--	--	--	--

(1) See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as Exhibit D for a definition of NOI and Cash Basis NOI, reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures. Excludes properties classified in discontinued operations.

(2) Includes triple net senior living communities that provide short term and long term residential care and dining services for residents.

(3) Includes managed senior living communities that provide short term and long term residential care and dining services for residents.

(4) Includes properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants.

(5) Includes the operating results of certain properties that offer wellness and spa services to members.

(6) Consists of properties owned continuously since January 1, 2014.

(7) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR Inc. shares in June 2015. A portion of this liability is being amortized on a straight line basis over the 20 year life of the property management agreement with RMR LLC as a reduction to property management fees included in property operating expenses.



CALCULATION AND RECONCILIATION OF EBITDA AND ADJUSTED EBITDA [(1)]

(amounts appearing in the table below are in thousands)

	For the Three Months Ended					For the Nine Months Ended	
	9/30/2015	6/30/2015	3/31/2015	12/31/2014	9/30/2014	9/30/2015	9/30/2014
Net income	$ 38,249	$ 36,387	$ 39,789	$ 45,288	$ 37,112	$ 114,425	$ 113,350
Interest expense	38,989	37,907	35,942	35,901	36,201	112,838	99,213
Income tax expense	146	129	110	74	156	385	502
Depreciation expense from continuing operations	70,016	62,511	53,707	50,257	50,074	186,234	135,132
EBITDA	147,400	136,934	129,548	131,520	123,543	413,882	348,197
General and administrative expense paid in common shares [(2)]	239	1,119	1,290	1,309	1,433	2,648	3,685
Acquisition related costs from continuing operations	742	4,617	1,158	1,957	15	6,517	2,649
Impairment of assets from continuing operations	(98)	-	-	(10)	-	(98)	-
Loss on early extinguishment of debt from continuing operations	21	39	1,409	12	-	1,469	-
Gain on sale of properties	-	-	-	(2,900)	-	-	(2,552)
Impairment of assets from discontinued operations	-	602	-	4,260	(216)	602	117
Estimated percentage rent adjustment [(3)]	2,500	2,600	2,500	(7,600)	2,600	7,600	7,600
Adjusted EBITDA	$ 150,804	$ 145,911	$ 135,905	$ 128,548	$ 127,375	$ 432,620	$ 359,696

(1)   See Exhibit D for a definition of EBITDA and Adjusted EBITDA and reasons why management believes they are appropriate supplemental measures.

(2)   Amounts represent the portion of business management fees that were payable in our common shares as well as equity based compensation for our trustees, officers and certain other employees of RMR LLC. Beginning June 1, 2015, all business management fees are paid in cash.

(3)   In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the amounts included during the first three quarters.



EXHIBIT C

CALCULATION AND RECONCILIATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO [1]

(amounts appearing in the table below are in thousands, except per share data)

	For the Three Months Ended					For the Nine Months Ended	
	9/30/2015	6/30/2015	3/31/2015	12/31/2014	9/30/2014	9/30/2015	9/30/2014
Net income	$ 38,249	$ 36,387	$ 39,789	$ 45,288	$ 37,112	$ 114,425	$ 113,350
Depreciation expense from continuing operations	70,016	62,511	53,707	50,257	50,074	186,234	135,132
Gain on sale of properties	-	-	-	(2,900)	-	-	(2,552)
Impairment of assets from continuing operations	(98)	-	-	(10)	-	(98)	-
Impairment of assets from discontinued operations	-	602	-	4,260	(216)	602	117
FFO	108,167	99,500	93,496	96,895	86,970	301,163	246,047
Acquisition related costs from continuing operations	742	4,617	1,158	1,957	15	6,517	2,649
Loss on early extinguishment of debt	21	39	1,409	12	-	1,469	-
Estimated percentage rent adjustment [2]	2,500	2,600	2,500	(7,600)	2,600	7,600	7,600
Normalized FFO	$ 111,430	$ 106,756	$ 98,563	$ 91,264	$ 89,585	$ 316,749	$ 256,296
Weighted average common shares outstanding (basic)	237,263	235,549	221,375	203,742	203,647	231,454	197,225
Weighted average common shares outstanding (diluted)	237,293	235,592	221,397	203,754	203,675	231,486	197,256
FFO per common share (basic and diluted)	$ 0.46	$ 0.42	$ 0.42	$ 0.48	$ 0.43	$ 1.30	$ 1.25
Normalized FFO per common share (basic and diluted)	$ 0.47	$ 0.45	$ 0.45	$ 0.45	$ 0.44	$ 1.37	$ 1.30

(1)   See Exhibit D for a definition of FFO and Normalized FFO, reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures.

(2)   In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts included during the first three quarters.

DEFINITIONS OF CERTAIN NON-GAAP FINANCIAL MEASURES



NOI and Cash Basis NOI

The calculation of NOI and Cash Basis NOI excludes certain components of net income in order to provide results that are more closely related to our property level results of operations. We calculate NOI and Cash Basis NOI as shown in Exhibit A-1. We define NOI as income from our real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI excluding non cash straight line rent adjustments, lease value amortization, lease termination fees, if any, and non cash amortization included in property operating expenses. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI internally to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because these measures reflect only those income and expense items that are generated and incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our activities. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

EBITDA and Adjusted EBITDA

We calculate EBITDA and Adjusted EBITDA as shown in Exhibit B. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our activities. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

FFO and Normalized FFO

We calculate FFO and Normalized FFO as shown in Exhibit C. FFO is calculated on the basis defined by the National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties and impairment of real estate assets, plus real estate depreciation and amortization, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP, we include estimated business management incentive fees, if any, only in the fourth quarter versus the quarter when they are recognized as expense in accordance with GAAP and we exclude acquisition related costs, gains and losses on early extinguishment of debt, gains and losses on lease terminations and losses on impairment of intangible assets, if any. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility agreement, term loan agreement and public debt covenants, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our activities. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.